# Annual Report

## Cover Page

Name of issuer:

GALVIN AND MATHEWS FBA INC.

Legal status of issuer:

Form:   Corporation

Jurisdiction of Incorporation/Organization:   CA

Date of organization:   5/1/2019

Physical address of issuer:

715 J St.
306
SAN DIEGO CA 92101

Website of issuer:

https://sundaygolf.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $2,704,501.09 | $1,670,408.23 |
| Cash & Cash Equivalents: | $647,010.75 | $206,779.78 |
| Accounts Receivable: | $161,648.89 | $231,406.31 |
| Short-term Debt: | $745,663.02 | $507,353.10 |
| Long-term Debt: | $489,600.06 | $810,820.63 |
| Revenues/Sales: | $6,543,933.25 | $4,574,404.12 |
| Cost of Goods Sold: | $2,054,652.72 | $1,692,540.82 |
| Taxes Paid: | $15,000.00 | $21,989.43 |
| Net Income: | $35,191.00 | $82,116.11 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

GALVIN AND MATHEWS FBA INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Galen Brunelle | Director of Sales and Operations | Sunday Golf | 2020 |
| Casey Mathews | CFO | Sunday Golf | 2019 |
| Ronan Galvin | CEO | Sunday Golf | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Galen Brunelle | Secretary | 2020 |
| Casey Mathews | CFO | 2019 |
| Casey Mathews | Vice President | 2019 |
| Ronan Galvin | President | 2019 |
| Ronan Galvin | CEO | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or

more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Casey Mathews | 4150000.0 common stock | 41.5 |
| Ronan Galvin | 4150000.0 common stock | 41.5 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

It is important to acknowledge the potential risk that the recent growth rate in golf could change. This risk is rooted in the possibility that external factors, such as changes in consumer preferences, and economic conditions, could negatively impact the demand for golf-related products and services. As such, it is essential for the company to consider the long-term sustainability of its growth strategy and to remain vigilant in monitoring external trends and factors that could potentially impact the demand for its offerings.

The company's lack of intellectual property on its golf bag designs increases the risk of competitors entering the market and taking market share. To compete, the company must continue to secure and enforce trademarks; however, trademark approval is not guaranteed and could be invalidated by conduct or third-party challenges. Enforcement of intellectual property rights may involve costly legal proceedings that may not be successful.

Manufacturing overseas can lead to quality control challenges. Defects can result in returns, claims, delayed shipments, and reduced orders, leading to additional costs, loss of business, and damage to reputation. Moreover, an increase in raw material or energy costs may negatively impact profitability due to unexpected price changes, shortages, and higher operating costs. The inability to raise prices to offset these costs may lead to reduced volume, sales, and operating profit, thereby negatively affecting your investment.

Investors face the risk of no return until a strategic acquisition, IPO, or other exit opportunities. Dividends are not guaranteed as investments are long-term. The company will prioritize pursuing growth and increasing its market share.

The Preferred Stock has no voting rights except as required by law, with all voting rights reserved for Common Stockholders. Holders of Preferred Stock are required to vote in favor of certain transactions and amendments approved by the board and Common Stockholders. Therefore, investors must rely on Common Stockholders to make strategic decisions, including the election of qualified

directors, to ensure the success of the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Class A Common Stock | 32,080,000 | 10,000,000 | Yes |
| Class B Common Stock | 11,750,000 | 0 | No |
| Class C Preferred Stock | 6,170,000 | 893,758 | No |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

### Loan

| | |
|---|---|
| **Lender** | Casey Mathews |
| **Issue date** | 01/01/21 |
| **Amount** | $264,700.00 |
| **Outstanding principal plus interest** | $244,800.03 as of 12/30/23 |
| **Interest rate** | 3.0% per annum |
| **Current with payments** | Yes |

*The terms of the debt have no maturity date. The debt is intended to be paid back once the company is more profitable or a favorable replacement debt financing option can replace the funds.*

### Loan

| | |
|---|---|
| **Lender** | Ronan Galvin |
| **Issue date** | 01/01/21 |
| **Amount** | $264,700.00 |
| **Outstanding principal plus interest** | $244,800.03 as of 12/30/23 |
| **Interest rate** | 3.0% per annum |
| **Current with payments** | Yes |

*The terms of the debt have no maturity date. The debt is intended to be paid back once the company is more profitable or a favorable replacement debt financing option can replace the funds.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 8/2023 | Regulation D, 506(c) | Priced Round | $99,999 | General operations |
| 8/24/2024 | Regulation Crowdfunding | Priced Round | 1,035,041 | General operations |

26. Was or is the issuer or any entities controlled by or under common

control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| Name | Casey Mathews |
|---|---|
| **Amount Invested** | $264,700.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/01/21 |
| **Outstanding principal plus interest** | $244,800.03 as of 12/30/23 |
| **Interest rate** | 3.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Founder |

| Name | Ronan Galvin |
|---|---|
| **Amount Invested** | $264,700.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/01/21 |
| **Outstanding principal plus interest** | $244,800.03 as of 12/30/23 |
| **Interest rate** | 3.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Founder |

| Name | Galvin and Mathews Trade Inc. |
|---|---|
| **Amount Invested** | $200.000.00 |

| | |
|---|---|
| Transaction type | Loan |
| Issue date | 01/01/22 |
| Outstanding principal plus interest | $0.00 as of 12/30/23 |
| Interest rate | 3.0% per annum |
| Current with payments | Yes |
| Relationship | Founder Majority Owned Company |

| | |
|---|---|
| Name | Wedding Hashers Inc. |
| Amount Invested | $200,000.00 |
| Transaction type | Loan |
| Issue date | 01/01/22 |
| Outstanding principal plus interest | $0.00 as of 12/30/23 |
| Interest rate | 3.0% per annum |
| Current with payments | Yes |
| Relationship | Founder Majority Owned Company |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Q4 2023 was a strong quarter for us in terms of revenue. We exceeded our goal with total revenue of $2.4M for the quarter. Building off a strong Q3, Q4 marks another all-time high in revenue for a quarter in company history.

While we are still very much in growth mode, we would have liked to see our profitability in a better spot in 2023. In 2024, we plan to grow revenues while becoming more efficient and profitable with a 7% EBITDA target.
We finished the year (2023) at $6.5M+ in net revenue and are bullish on a profitable 2024. With investments in operations and new sales hires for growth, we are targeting $9.5M in top-line revenue as the golf industry remains very strong. In the US, according to Golf Datatech, golf rounds were up 18% in 2023 when compared to 2019 (pre-Covid).

**Milestones**

Galvin and Mathews FBA Inc. was incorporated in the State of California in May 2019.

Since then, we have:

- Proven Traction: Reached $6.5M+ revenue in 2023.

- Huge Growth Outlook: $9.5M Projected Revenue in 2024.

- Sold in all major retailers: Dicks Sporting Goods, Golf Galaxy, World Wide Golf, Scheels.

- Featured in: Golf.com, Golf Digest, Forbes, CBS Sports, &

Sports Illustrated and many more!

- Huge Social: 70,000+ Followers on TikTok + Instagram.

- Sunday Golf bags can be found in 600+ golf courses nationwide.

## Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $6,543,933.25 compared to the year ended December 31, 2022, when the Company had revenues of $4,574,404.12. Our gross margin was 68.6% in fiscal year 2023, compared to 63.0% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $2,704,501.09, including $647,010.75 in cash. As of December 31, 2022, the Company had $1,670,408.23 in total assets, including $206,779.78 in cash.

- *Net Income*. The Company has had a net income of $35,191 and a net income of $82,116.11 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $1,235,263.08 for the fiscal year ended December 31, 2023 and $1,318,173.73 for the fiscal year ended December 31, 2022.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

To-date, the company has been financed with $1,029,400 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds"

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations and inventory over the lifetime of the Company. Except as otherwise described in this Form C, we currently do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors

## Runway & Short/Mid Term Expenses

GALVIN AND MATHEWS FBA INC. cash in hand is $552,367, as of April 2024. Over the last three months, revenues have averaged $564,000/month, cost of goods sold has averaged $191,555/month, and operational expenses have averaged $364,271/month, for an average net margin of $8,174 per month. Our intent is to be profitable in 0 months.

The Company has successfully launched a Cart Bag, accessories, and new colorways and materials in all previously launched bag types.

Sunday Golf experienced a significant increase in its wholesale, promotional, and international sales opportunities as a result of its successful participation in the PPAI and PGA Trade Shows. The Company was able to leverage these events to showcase our products to potential customers and as a result, we added 70+ new accounts. In addition to increased revenue, the new accounts that we acquired as a result of the trade shows provide Sunday Golf with a great opportunity to establish long-term relationships and recurring revenue streams.

As the Company has grown, the average monthly recurring software subscription costs have increased for the Company's CRM, Email Marketing, Customer Support, Website, Project Manager, and Inventory Management software.

The Company is currently holding $1.6 million in inventory to ensure sales forecasts can be met.

Sunday Golf expects over $5.8 million in revenue over the next 6 months and around $5 million in COGS and Operating Expenses

Sunday Golf's business operations are seasonal and revenues are partially tied to the golf season, which generally runs from March to August. During the historically low revenue months of January, February, September, and October the company typically experiences a net loss or low percentage net gain. These months also have the highest cash flow demands due to the need to stock up for the holiday selling season and ensure enough inventory is available to sell at the beginning of the upcoming golf season. On the other hand, November and December are still strong sales months due to Black Friday and holiday gifting.

The company is historically profitable and doesn't need additional funding to achieve profitability, but requires debt financing to meet the cash flow needed for inventory demands. The company had an EBITDA of $185,228.35 in 2022 and $96,355.74 in 2023 and a Net Income of $82,116.11 in 2022 and $35,191 in 2023. - $250,000 line of credit from Chase Bank that can be increased as the company continues

to grow.
- $100,000 of American Express Credit Card limit for shorter-term needs.
- $300,000 of Inventory Financing is currently available from a previous debt provider.
- $200,000 of additional personal savings from the company founders if needed.
It is important to note that while these sources of capital are available, the company will carefully consider the terms, interest rates, and repayment schedules of each option before accessing them. Additionally, the company will explore other funding options to diversify its sources of capital and minimize risk.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Casey Mathews, certify that:

(1) the financial statements of GALVIN AND MATHEWS FBA INC. included in this Form are true and complete in all material respects ; and

(2) the financial information of GALVIN AND MATHEWS FBA INC. included in this Form reflects accurately the information reported on the tax return for GALVIN AND MATHEWS FBA INC. filed for the most recently completed fiscal year.

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the

Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sundaygolf.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Casey Mathews
Galen Brunelle
Ronan Galvin

Appendix E: Supporting Documents

Sunday_Golf_Subscription_Agreement___1_.pdf

*Add new Form C attachment (admin only)*

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Sunday Golf Subscription Agreement 2023

SPV Subscription Agreement

Sunday Golf Subscription Agreement 2023

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Casey Mathews

Galen Brunelle

Ronan Galvin

Appendix E: Supporting Documents

Sunday_Golf_Subscription_Agreement___1_.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of*

*the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

GALVIN AND MATHEWS FBA INC.

By

*Casey Mathews*

CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Casey Mathews*

CFO
4/29/2024

*Ronan Galvin*

Co-Founder
4/29/2024

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's

name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.